UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 10, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                       KPN stimulates development in narrowcasting with acquisitions, dated February 10, 2006;

•                       Supreme Court overturns ruling concerning KPN 2000 annual accounts, dated February 10, 2006.

Press release

Date
KPN stimulates development in narrowcasting with acquisitions	10 February 2006 Number
008

KPN has strengthened its position in the narrowcasting and ‘in-store marketing’ markets with the acquisition of three innovative companies already working in narrowcasting: eYe-Display, NN Solutions and QBIX. KPN will also assume all existing customer contracts. The final purchase agreement was signed on February 9.

It is increasingly difficult to reach consumers through traditional (mass) media. According to research carried out by the Dutch Association of Advertisers, the store will play an increasingly important role in the communication between manufacturer and consumer. On average 75% of decisions to buy are made at the actual place of purchase. Narrowcasting – marketing to targeted groups using television screens – offers companies the ideal solution. Companies can inform, influence, and entertain specific targeted groups while they are making their decision whether or not to buy. Companies and organizations can use this innovative form of communication in their internal and external communications and it also works to strengthen the brand name and the feeling for the product.

Total solution

With KPN, companies have the ease of one total solution for narrowcasting, consisting of the necessary communications infrastructure, peripherals, content management, equipment, and integral management. In certain circumstances, KPN can manage the complete operation or just part of it, as required.

‘KPN is happy to be the pioneer when it comes to developments in telecommunications that have a great impact on society. We have already done this for the internet for consumers, for Digital TV, the developments round RFID and now we’re doing it for narrowcasting. The acquisition of the three companies also fits in with KPN’s ambition to be the supplier in the Netherlands who can provide, integrate and manage the complete ICT chain: from business applications to the underlying communications infrastructure’, according to Henjo Groenewegen, director Business Market KPN.

‘The combination of KPN’s ambition and execution power with the conceptual, technical and operational capacities of these three parties will give the narrowcasting market a substantial boost,’ said Marcel van Galen, managing director of QBIX

Profile of KPN

KPN offers telecommunication services to both consumers and businesses. The core activities are telephony, Internet and television services in the Netherlands, mobile telecom services in Germany, the Netherlands and Belgium and data services in Western Europe. KPN is market leader in the major segments of the Dutch telecom market and is actively growing market share in the new IP and DSL markets. Through E-Plus and BASE, KPN occupies a strong position in the mobile markets in Germany and Belgium respectively.

As of December 31, 2005, KPN’s 29,286 employees served 6.9 million fixed-line subscribers and 2.2 million Internet customers in the Netherlands as well as approximately 21 million mobile customers in Germany, the Netherlands and Belgium. KPN was privatized in 1989. KPN’s shares are listed on the stock exchanges in Amsterdam, New York, London and Frankfurt. For further information about KPN or narrowcasting see www.kpn.com, and search on ‘Narrowcasting’.

Profile of eYe-Display

eYe-Display is a marketing services provider, specializing in the realization of Dynamic Retail Marketing applications. Communications with the consumer can be optimized by deploying centrally managed electronic displays, interactive client kiosks, and (background) music management in retail outlets. For this eYe-Display supplies complete systems and an extensive package of content management services. For more information about eYe-Display see www.eye-display.nl.

Profile of NN Solutions

NN Solutions supplies complex scalable end-to-end managed narrowcasting solutions. Using its in-house developed CMS, a background in ERP and the internet, NN Solutions builds retail solutions using existing back office and supply chain management systems. Their background in IT and logistics, where business process re-engineering is a common approach to making a business more effective and flexible, make NN Solutions an ideal integration partner. For more information about NN Solutions see www.nnsolutions.nl.

Profile of QBIX

QBIX develops narrowcasting concepts. These include concept, creation, design, technology and realization. QBIX’s strengths come into their own in developing innovative, thoroughly tested software and applications. This software enables retailers to communicate with their customers in a flexible and centrally organized way using analog or digital media. QBIX also offers consultancy concerning the effective use of media in retail environments and public spaces. For more information about QBIX see www.qbix.nl.

Press release

Date
Supreme Court overturns ruling concerning KPN 2000 annual accounts	10 February 2006 Number 009pe

KPN was pleased to hear the Supreme Court judgment in which the court has overturned the ruling made by the Enterprise Section of the Amsterdam Court of Appeals in July 2004. At the time, the Court of Appeals ruled that additional information was necessary in a limited number of instances in KPN’s annual accounts for the financial year 2000.

Today, the Supreme Court concluded that, at the time, the Court of Appeals issued rulings on questions that hadn’t been tabled and that the arguments that KPN had put forward had unjustly been ignored.

With this Supreme Court ruling, KPN’s annual accounts for the financial year 2000 remain unchanged.

In July 2001 SOBI (Dutch Foundation to Investigate Company Reporting) started proceedings at the Court of Appeals in which they demanded that KPN’s annual accounts for 2000 be declared void because they considered that KPN had incorrectly valued the goodwill and the licenses mainly related to E-Plus and had not properly accounted for the sale of 15% of KPN Mobile to NTT DoCoMo.

KPN has always considered that the NTT DoCoMo transaction was correctly accounted for in the 2000 annual accounts and that the correct principles of valuation were applied in the correct manner.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: February 13, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel